ROPES & GRAY LLP

1211 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

June 30, 2014	R. Brent Bates 212-596-9143 brent.bates@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Series Trust (the “Trust”) (File Nos. 333-174627 and 811-22564)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of the Trust pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T is Post-Effective Amendment No. 15 to the Trust’s Registration Statement under the Securities Act and Amendment No. 17 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 15/17”), including: (i) the GMO Series Trust Prospectus and Statement of Additional Information (relating to each of the twelve series of the Trust) and (ii) other information, the signature page, and exhibits.

Amendment No. 15/17 is being filed in connection with the Trust’s annual update. Pursuant to the provisions of Rule 485(a)(1) under the Securities Act, it is intended that this filing become effective on August 31, 2014.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at the number listed above.

Sincerely,

/s/ R. Brent Bates
R. Brent Bates

Enclosures

cc:	Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
James M. Forbes, Esq.